UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 001-04334
SUNAIR SERVICES CORPORATION

(Exact name of registrant as specified in its charter)
315 Groveland Street
Orlando, Florida 32804
(407) 645-2500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, Par Value $0.10 per share
2000 Stock Option Plan
2004 Stock Incentive Plan

(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date: One (1)
     Pursuant to the requirements of the Securities Exchange Act of 1934, Sunair Services Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 28, 2009	By:	/s/ Harvey L. Massey
Harvey L. Massey
Chief Executive Officer